SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                             FORM 11-K

(Mark One)

   [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

               For the Year Ended December 31, 1993

                                OR

   [   ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the Transition Period From              to
                      Commission File Number


     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:


                ACCEPTANCE INSURANCE COMPANIES INC.
      EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN


      B.   Name of issuer of the securities held pursuant to
                       the Plan and the address of its principal
                         executive office:


                ACCEPTANCE INSURANCE COMPANIES INC.
                      ONE CENTRAL PARK PLAZA
                 222 SOUTH 15TH STREET, SUITE 600
                       OMAHA, NEBRASKA 68102

                       REQUIRED INFORMATION


Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included therein as listed in the table of contents below.


Table of Contents

(a) Financial Statements and Annual Report Schedules

  Independent Auditors' Report
  Statement of Net Assets Available for Benefits,
    December 31, 1993
  Statement of Net Assets Available for Benefits,
    December 31, 1992
  Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 1993
  Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 1992
  Notes to Financial Statements

(b) Annual Report Schedules

  Item 27a - Schedule of Assets Held for Investment
    Purposes, December 31, 1993
  Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1993

(c) Exhibits

  Exhibit 24 - Independent Auditors' Consent




Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   ACCEPTANCE INSURANCE COMPANIES INC.
                                   EMPLOYEE STOCK OWNERSHIP AND TAX
                                   DEFERRED SAVINGS PLAN
                                   (Name of Plan)




                                      /s/ Georgia Mace
Date July 13, 1994                 By
                                      Georgia Mace
                                      Plan Administrator

INDEPENDENT AUDITORS' REPORT


Administrative Committee
Acceptance Insurance Companies Inc. Employee Stock
  Ownership and Tax Deferred Savings Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental annual report schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


                                        /s/ Deloitte & Touche
                                        DELOITTE & TOUCHE

July 1, 1994
Omaha, Nebraska

ACCEPTANCE INSURANCE COMPANIES INC.
EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993


                                          Woodward                             Acceptance   Employee
                                Money      Equity     Woodward     Woodward      Common      Stock
                                Market      Index       Bond      Opportunity     Stock    Ownership
ASSETS                          Fund        Fund        Fund         Fund         Fund        Fund          Other        Total
Investments:
  Acceptance Insurance
    Companies Inc. Common
    Stock                       $   -      $   -         $  -        $   -        $262,373    $678,539    $   -      $  940,912
  Acceptance Insurance
    Companies Inc. Warrants         -          -            -            -          40,164      83,943        -         124,107
  Orange-co., Inc.
    Common Stock                    -          -            -            -           1,486        -           -           1,486
  Woodward Equity Index
    Fund                            -       104,649         -            -            -           -           -         104,649
  Woodward Bond Fund                -          -          87,090         -            -           -           -          87,090
  Woodward Opportunity
    Fund                            -          -            -         207,953         -           -           -         207,953
  Money Market Fund              287,247         10            9         -          63,053       1,352       5,642      357,313

  Participant loans                 -          -            -            -            -           -        134,972      134,972

  Cash                                 1          1         -               1          (51)       -          2,716        2,668

Receivables:
  Employer contributions            -          -            -            -            -           -         58,054       58,054
  Accrued interest                   754       -            -            -             180           3          15          952
                                --------   --------      -------     --------     --------    --------    --------   ----------
Net Assets Available for
  Benefits                      $288,002   $104,660      $87,099     $207,954     $367,205    $763,837    $201,399   $2,020,156
                                ========   ========      =======     ========     ========    ========    ========   ==========

The accompanying notes are an integral part of the financial statements.

ACCEPTANCE INSURANCE COMPANIES INC.
EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1992


                              Ambassador    Ambassador    Ambassador    Acceptance      Employee
                               Money         Growth        Indexed        Common         Stock
                               Market         Stock         Stock         Stock        Ownership
ASSETS                          Fund          Fund           Fund          Fund           Plan           Other       Total
Investments:
  Acceptance Insurance
    Companies Inc. Common
    Stock                        $   -         $   -          $   -         $125,385       $269,317     $  -       $  394,702
  Acceptance Insurance
    Companies Inc. Warrants          -             -              -           35,824         76,948        -          112,772
  Orange-co., Inc.
    Common Stock                     -             -              -            6,083           -           -            6,083
  Ambassador Growth Stock
    Fund                             -          200,321           -             -              -           -          200,321
  Ambassador Indexed Stock
    Fund                             -             -           171,385          -              -           -          171,385
  Ambassador Money Market
    Fund                          218,631         5,962          7,054             4          1,311       3,849       236,811
  Other                              -             -              -            1,829           -           -            1,829

  Participant loans                  -             -              -             -              -         62,878        62,878

Receivables:
  Employees' contributions          5,132         3,398          3,548           398           -           -           12,476
  Employer contributions             -             -              -             -           223,848        -          223,848
  Accrued interest                    609            26             27             7              4       2,684         3,357
                                 --------      --------       --------      --------       --------     -------    ----------
Net Assets Available for
  Benefits                       $224,372      $209,707       $182,014      $169,530       $571,428     $69,411    $1,426,462
                                 ========      ========       ========      ========       ========     =======    ==========




The accompanying notes are an integral part of the financial statements.

ACCEPTANCE INSURANCE COMPANIES INC.
EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED
SAVINGS PLAN

STATEMENT OF CHANGES IN  NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                        Woodward                              Ambassador
                                                             Money       Equity      Woodward     Woodward      Growth
                                                             Market      Index         Bond      Opportunity    Stock
                                                             Fund         Fund         Fund         Fund         Fund
Additions:
  Investment income:
    Interest                                               $   9,152      $    702      $ 1,267     $    559   $   1,245
    Dividends                                                   -              -           -            -          5,200
    Net appreciation in fair
      value of investments                                     2,693          (774)      (1,298)       8,528      22,624
                                                           ---------      --------      -------     --------   ---------
                                                              11,845           (72)         (31)       9,087      29,069

  Contributions:
    Employee                                                 192,994           -           -            -         42,194
    Employee rollovers                                        20,574           -           -            -           -
    Employer                                                    -              -           -            -           -
                                                           ---------      --------      -------     --------   ---------
                                                             213,568           -           -            -         42,194
                                                           ---------      --------      -------     --------   ---------

Total Additions                                              225,413           (72)         (31)       9,087      71,263

Deductions:
  Distributions to Plan
    participants                                              37,372           221          295         -         38,269

Transfer of Assets (To)
  From Other Funds                                          (124,411)      104,953       87,425      198,867    (242,540)
                                                           ---------      --------      -------     --------   ---------

Net Increase                                                  63,630       104,660       87,099      207,954    (209,546)

Net Assets Available for
  Benefits at Beginning
  of Year                                                    224,372          -            -            -        209,707
                                                           ---------      --------      -------     --------   ---------

Net Assets Available for
  Benefits at End of Year                                  $ 288,002      $104,660      $87,099     $207,954   $     161
                                                           =========      ========      =======     ========   =========




The accompanying notes are an integral part of the financial statements.

ACCEPTANCE INSURANCE COMPANIES INC.
EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED
SAVINGS PLAN

STATEMENT OF CHANGES IN  NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1993  - (Continued)


                                                                       Acceptance    Employee
                                                         Ambassador      Common       Stock
                                                           Indexed        Stock     Ownership
                                                            Fund          Fund         Plan       Other         Total
Additions:
  Investment income:
    Interest                                             $     229     $    604    $     37     $    (93)   $   13,702
    Dividends                                                7,843         -           -            -           13,043
    Net appreciation in fair
      value of investments                                   1,303      102,485     192,525         -          328,086
                                                         ---------     --------    --------     --------    ----------
                                                             9,375      103,089     192,562          (93)      354,831

  Contributions:
    Employee                                                36,256       19,955        -            -          291,399
    Employee rollovers                                        -            -           -            -           20,574
    Employer                                                  -            -           -          58,054        58,054
                                                         ---------     --------    --------     --------    ----------
                                                            36,256       19,955        -          58,054       370,027
                                                         ---------     --------    --------     --------    ----------

Total Additions                                             45,631      123,044     192,562       57,961       724,858

Deductions:
  Distributions to Plan
    participants                                            41,733       13,121         153         -          131,164

Transfer of Assets (To)
  From Other Funds                                        (185,870)      87,752        -          73,824          -
                                                         ---------     --------    --------     --------    ----------

Net Decrease                                              (181,972)     197,675     192,409      131,785       593,694

Net Assets Available for
  Benefits at Beginning
  of Year                                                  182,014      169,530     571,428       69,411     1,426,462
                                                         ---------     --------    --------     --------    ----------

Net Assets Available for
  Benefits at End of Year                                $      42     $367,205    $763,837     $201,196    $2,020,156
                                                         =========     ========    ========     ========    ==========




The accompanying notes are an integral part of the financial statements.

ACCEPTANCE INSURANCE COMPANIES INC.
EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN  NET ASSETS AVAILABLE FOR
BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1992


                                        Ambassador   Ambassador  Ambassador   Acceptance   Employee
                                          Money        Growth      Indexed      Common      Stock
                                          Market       Stock        Stock       Stock     Ownership
                                           Fund         Fund        Fund         Fund        Plan         Other        Total
Additions:
  Investment income:
    Interest                               $  6,667    $    494     $    375    $    275     $     45      $ 6,488  $   14,344
    Dividends                                  -          1,338        2,691        -            -            -          4,029
    Net appreciation in fair
      value of investments                     -         21,877       10,453      35,468       79,808         -        147,606
                                              6,667      23,709       13,519      35,743       79,853        6,488     165,979
                                           --------    --------     --------    --------     --------      -------  ----------
  Contributions:
    Employee                                102,380      69,279       70,178      21,820         -            -        263,657
    Employee rollovers                       29,286     105,218       56,176        -            -            -        190,680
    Employer                                   -           -            -           -         223,848         -        223,848
                                           --------    --------     --------    --------     --------      -------  ----------
                                            131,666     174,497      126,354      21,820      223,848         -        678,185

Total Additions                             138,333     198,206      139,873      57,563      303,701        6,488     844,164

Deductions:
  Distributions to Plan
    participants                             71,411       2,723        4,660      42,881        3,134         -        124,809

Transfer of Assets (To)
  From Other Funds                          (14,307)    (21,756)     (13,383)     37,680      (29,148)      40,914        -
                                           --------    --------     --------    --------     --------      -------  ----------

Net Increase                                 52,615     173,727      121,830      52,362      271,419       47,402     719,355

Net Assets Available for
  Benefits at Beginning
  of Year                                   171,757      35,980       60,184     117,168      300,009       22,009     707,107
                                           --------    --------     --------    --------     --------      -------  ----------

Net Assets Available for
  Benefits at End of Year                  $224,372    $209,707     $182,014    $169,530     $571,428      $69,411  $1,426,462
                                           ========    ========     ========    ========     ========      =======  ==========




The accompanying notes are an integral part of the financial statements.

ACCEPTANCE INSURANCE COMPANIES INC.
EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993 AND 1992

1.  DESCRIPTION OF THE PLAN

    The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General

    The Acceptance Insurance Companies Inc. Employee Stock Ownership (ESOP) and Tax Deferred Savings Plan (401[k]) (the
    Plan) was established to enable participating employees of Acceptance Insurance Companies Inc. (the Company) to share in the growth of the employer and to provide participants with future economic security. Participation in the Plan is voluntary and is applicable to all employees who have been credited with one year of service and attained the age of 21 for the ESOP portion and have been credited with six months of service and attained the age of 21 for the 401(k) portion. The Plan is administered by the Acceptance Insurance Companies Inc. Administrative Committee.

    Contributions

    Employee contributions are invested in one or more funds as
    elected by the employee (at December 31, 1993):   Money Market
    Fund; Woodward Equity Index Fund, Woodward Bond Fund, Woodward Opportunity Fund; and Acceptance Insurance Companies Inc. Common Stock Fund. Employer contributions are invested only in the Acceptance Common Stock Fund for the ESOP portion of the Plan and in all funds for the 401(k) portion of the Plan.

    Each participant may, subject to the maximum limitations under ERISA, contribute to the 401(k) portion Plan from 1% to 15% of their compensation, as defined under the Plan. The Company may, but is not required, to contribute a matching contribution. The Company may also make an additional discretionary contribution. Any Company contributions are determined by the Company's Board of Directors.

    Vesting

    Employer contributions to the ESOP portion of the Plan become vested in accordance with a vesting schedule which increases 20% for each consecutive year of service starting with the third year of service and are fully vested after seven years of service. For the 401(k) portion of the Plan, employer contributions are vested 10% with one year of service and vesting increases to 30%, 50%, 75% and 100% through five years of service. Employee contributions are fully vested at all times.

    The normal form of benefit for a participant who terminates or retires is a lump sum payment. If the participant's account was invested in Acceptance Insurance Companies Inc. common stock, the payment can be in the form of stock or cash. For all other account balances lump sum payment is in cash only.

    Plan Termination

    The term of the Plan is indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. In the event the Plan is terminated, each participant's account becomes 100% vested. The Company is required to direct the Trustee to distribute the Plan's assets to participants in lump sum distributions, which shall be made in whole shares of the Acceptance Insurance Companies, Inc. stock to the extent the fund is so comprised and cash.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The financial statements of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan are prepared on the accrual basis of accounting.

    Investments - Investments in common stock and common stock rights of the Company are recorded at fair value as determined by the closing price on the New York Stock Exchange. Mutual fund units are recorded at reported net asset value. Participant loans are carried at the balance of outstanding principal.

    Interest and dividend income are recorded on the accrual basis.

    Loans to Participants - The Plan provides that participants may be granted loans subject to certain terms and maximum dollar or vested account balance limits, as defined by the Plan. These loans mature within five years from the date they are granted, except for real estate loans where the maturity date can be extended beyond five years. Loan payments are withheld from employee payroll and submitted to the trustee.

3.  FEES AND EXPENSES

    Fees and expenses that are incurred directly in the interest of the Plan were paid by Acceptance Insurance Companies Inc. for the years ended December 31, 1993 and 1992.

4.  INCOME TAX STATUS

    The Plan, as amended and restated October 1, 1990, has been submitted to the Internal Revenue Service for a determination of exemption from federal income tax under Section 401(a) of the Internal Revenue Code. Although such determination has not been received, it is the opinion of the Plan administrator that the Plan is designed and being operated in compliance with applicable requirements of the Internal Revenue Code.
    Therefore they believe that the Plan was qualified and the related trust was tax exempt as of the date of the financial statements.

    A participant's contributions to the 401(k) portion of the Plan are made on a pre-tax basis, i.e., excluded from gross income for tax purposes, but such contributions are subject to social security taxes. These contributions are taxable to the participant upon receipt. A participant is not subject to federal income taxes on the amount of Company contributions and Plan earnings until such amounts are withdrawn or distributed. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution.

5.  INVESTMENTS

    Investments held by the Plan at December 31, are:

                                            1993                     1992
          Description                 Cost        Market       Cost         Market
Acceptance Insurance Companies
Inc.
  Common Stock (77,601 and           905,324      940,912     672,939      394,702
  41,008 shares)

Acceptance Insurance Companies
Inc.
  Warrants (41,369 and 41,008         61,168      124,107        -         112,772
  shares)

Orange-co., Inc. Common Stock
  (283 and 1,058 shares)               2,122        1,486       8,227        6,083

Woodward Equity Index Fund
  (9,387 units)                      106,604      104,649        -            -

Woodward Bond Fund
  (8,436 units)                       90,894       87,090        -            -

Woodward Opportunity Fund
  (14,351 units)                     209,640      207,953        -            -

Money Market Fund
  (357,313 and 236,811 units)        357,313      357,313     236,811      236,811

Other                                   -            -           -           1,829

Participant Loans                    134,972      134,972      62,878       62,878

Ambassador Growth Stock Fund
  (16,299 units)                        -            -        175,990      200,321

Ambassador Indexed Stock Fund
  (14,636 units)                        -            -        156,709      171,385
                                  ----------   ----------  ----------   ----------
                                  $1,868,037   $1,958,482  $1,313,554   $1,186,781
                                  ==========   ==========  ==========   ==========

ACCEPTANCE INSURANCE COMPANIES INC.
EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS
PLAN

ANNUAL REPORT SCHEDULES
Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
PURPOSES
DECEMBER 31, 1993


                    Column B                                   Column C               Column D     Column E
                                                      Description of Investment,
                                                               Including
          Identity of Issue, Borrower,               Collateral, Rate of Interest,                  Current
             Lessor or Similar Party                Maturity Date, Par or Maturity      Cost         Value
                                                                 Value
Common Stock:

*  Acceptance Insurance Companies Inc.              77,601 shares                     $  905,324   $  940,912
*  Acceptance Insurance Companies Inc.
     - Warrants                                     41,369 shares                         61,168      124,107
   Orange-co., Inc.
      Common Stock                                  283 shares                             2,122        1,486
                                                                                        --------   ----------
          Total Common Stock                                                             968,614    1,066,505

Money Market Fund:                                  357,313 units                        357,313      357,313


Mutual Funds:

Woodward Equity Index Fund                          9,387 units                          106,604      104,649
Woodward Bond Fund                                  8,436 units                           90,894       87,090
Woodward Opportunity Fund                           14,351 units                         209,640      207,953
                                                                                        --------   ----------
           Total Mutual Funds                                                            407,138      399,692

Loans to Participants:                              Particpant loans bearing
                                                    various
                                                      dates and interest rates           134,972      134,972
                                                                                      ----------   ----------

          Total Investments                                                           $1,868,037   $1,958,482



*  Represents a Party-In-Interest.

ACCEPTANCE INSURANCE COMPANIES INC.
EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED
SAVINGS PLAN

ANNUAL REPORT SCHEDULES
Item 27d - SCHEDULE OF REPORTABLE
TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1993


Single Transactions Involving an Amount in Excess of 5 Percent of the Current Value of Plan Assets


        Column A               Column B                         Column C     Column D    Column G    Column H   Column I

                                                                                                     Current
      Identity of                                               Purchase     Selling     Cost of      Value     Net Gain
      Party Involved       Description of Asset                  Price        Price       Asset      of Asset   or (Loss)
National Bank of Detroit   Money Market Fund                  $  431,961   $     -     $     -      $  431,961  $  -
National Bank of Detroit   Money Market Fund                     640,000         -           -         640,000     -
National Bank of Detroit   Money Market Fund                        -         431,961     431,961         -        -
National Bank of Detroit   Money Market Fund                        -         471,368     471,368         -        -
National Bank of Detroit   Money Market Fund                     104,952         -           -         104,952     -
National Bank of Detroit   Money Market Fund                        -         104,952     104,952         -        -
National Bank of Detroit   Woodward Equity Index Fund            104,952         -           -         104,952     -
National Bank of Detroit   Money Market Fund                      87,725         -           -          87,725     -
National Bank of Detroit   Money Market Fund                        -          87,725      87,725         -        -
National Bank of Detroit   Woodward Bond Fund                     87,725         -           -          87,725     -
National Bank of Detroit   Money Market Fund                     204,047         -           -         204,047     -
National Bank of Detroit   Money Market Fund                        -         204,047     204,047         -        -
National Bank of Detroit   Woodward Opportunity Fund             204,047         -           -         204,047     -
National Bank of Detroit   Money Market Fund                      74,643         -           -          74,643     -
Greenwich                  US Gov't Securities                 1,127,000         -           -       1,127,000     -
Greenwich                  US Gov't Securities                      -       1,127,000   1,127,000         -        -
Comerica                   Ambassador Money Market Fund          187,308         -           -         187,308     -
Comerica                   Ambassador Money Market Fund             -         188,291     188,291         -        -
Comerica                   Ambassador Growth Stock Fund             -         252,967     230,679         -      22,288
Comerica                   Ambassador Money Market Fund          252,218         -           -         252,218     -
Comerica                   Ambassador Money Market Fund             -         253,206     253,206         -        -
Comerica                   Ambassador Money Market Fund           73,066         -           -          73,066     -
Comerica                   Ambassador Money Market Fund           73,066         -           -          73,066     -
Comerica                   Ambassador Money Market Fund             -          73,066      73,066         -        -
Comerica                   Ambassador Money Market Fund             -          73,885      73,885         -        -
Comerica                   Ambassador Money Market Fund             -         190,803     190,803         -        -
Comerica                   Acceptance Insurance Companies Inc.
                             Common Stock                        223,848         -           -         223,848     -
Comerica                   Acceptance Insurance Companies Inc.
                             Common Stock                        104,216         -           -         104,216     -


Series Transactions, When Aggregated, Involving an Amount in Excess of 5 Percent of the Current Value of Plan Assets


              Column A               Column B                   Column C     Column D     Column E      Column F     Column G

                                                                                           Total          Total
            Identity of                                         Number of   Number of   Dollar Value  Dollar Value   Net Gain
           Party Involved     Description of Assets             Purchases     Sales     of Purchases    of Sales    or (Loss)
National Bank of Detroit    Money Market Fund                      47          16        $1,751,992   $1,402,095    $  -
National Bank of Detroit    Woodward Equity Index Fund              6           1           106,828          222         (2)
National Bank of Detroit    Woodward Bond Fund                      7           1            91,946          596         (6)
National Bank of Detroit    Woodward Opportunity Fund               6           2           214,812        5,162        (11)
Comerica                    Ambassador Money Market Fund          168          64         1,202,037    1,431,471       -
Comerica                    Ambassador Growth Stock Fund            8           5            49,222      272,432     22,695
Comerica                    Ambassador Index Fund                   7           3            47,566      219,990      1,126
Comerica                    Acceptance Insurance  Companies Inc.
                              Common Stock                          3           1           337,958       48,958     (7,005)


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